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Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratios of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Net income	$151,419	$116,485	$109,715	$106,511	$85,303
Fixed charges	98,262	80,017	56,404	40,154	37,755

Adjusted earnings	$249,681	$196,502	$166,119	$146,665	$123,058

Fixed charges
Interest expense	$98,262	$80,017	$56,404	$40,154	$37,755
Ratio of earnings to fixed charges	2.5x	2.5x	2.9x	3.7x	3.3x

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  Exhibit 12.1